

Mail Stop 4561

January 15, 2016

Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758

>   **Re: Virtuix Holdings Inc.**
>   **Amendment No. 2 to Draft Offering Statement on Form 1-A**
>   **Submitted December 22, 2015**
>   **CIK No. 0001606242**
>   **Offering Statement on Form 1-A**
>   **Filed January 4, 2016**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed January 4, 2016**
>   **File No. 024-10511**

Dear Mr. Goetgeluk:

We have reviewed your amended offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statements and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2015 letter.

General

1.   We note that on December 23, 2015 you submitted supporting materials on EDGAR in response to prior comment 3. Please confirm that these will be publicly filed no less than 21 calendar days prior to requesting qualification.

Jan Goetgeluk
Virtuix Holdings Inc.
January 15, 2016
Page 2

Consolidated Financial Statements as of September 30, 2015 and March 31, 2015 and for the Six Months Ended September 30, 2015 and 2014

Note 12. Going Concern

2.   Your disclosure on page 23 indicates that with currently available resources, you can only continue operations until March of 2016, which is six months subsequent to the date of your interim financial statements.   Please address the following:

- Clarify specifically what you mean by the disclosure that you will "continue to realize substantial cash flows from pre-sales until the product is through production and ready for market." In this regard, it appears that cash flows from deferred revenues have been declining and comprised only 11% of operating cash flows at September 30, 2015. Please also tell us, in detail; how you determined that these pre-sales were probable of occurring within the next 12 months.

- Clarify what you mean by your disclosure that you anticipate "significant revenues from the primary product once it is brought to market" in light of the anticipated production schedule disclosed on page 22 and the volume of pre-orders you have received. Please also tell us, in detail, the factors considered when concluding that the generation of these revenues was probable within the next 12 months.

- Please tell us, in detail, the factors considered when determining that it is probable that you will be able to raise capital from existing shareholders and 3rd parties in light of the fact that you have not disclosed any firm commitments for additional capital contributions in response to our prior comment 6.

Refer to ASC 205-40-50-8 through 10 and ASC 205-40-55-3.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at 202-551-3462 with any other questions. If you required further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal
Office of Information
Technologies and Services

cc: Andrew Stephenson, Esq.
        KHLK LLP